Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The First Marblehead Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-110523) and Form S-3 (No. 333-120740) of The First Marblehead Corporation of our reports dated August 28, 2007, with respect to the consolidated balance sheets of The First Marblehead Corporation and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2007, management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2007, and the effectiveness of internal control over financial reporting as of June 30, 2007 which reports appear in the June 30, 2007 annual report on Form 10-K of The First Marblehead Corporation.

/s/ KPMG LLP
Boston, Massachusetts
August 28, 2007